UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
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SEC FILE NUMBER
1-8929
CUSIP NUMBER
000957100

(Check One): ☒     Form 10-K    ☐Form 20-F    ☐ Form 11-K     ☐ Form 10-Q    ☐ Form 10-D     Form☐ N-SAR
Form N-CSR
For Period Ended: October 31, 2005
☐  Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
ABM Industries Incorporated

Full Name of Registrant

Former Name if Applicable
160 Pacific Avenue, Suite 222

Address of Principal Executive Office (Street and Number)
San Francisco, CA 94111

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒
(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 1 l-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
ABM Industries Incorporated (the “Company”) has experienced unanticipated delays in completing the reconciliation of certain accounts affecting one of its operating units. These delays have in turn caused delays in completing the Company’s financial statements for the fiscal year ended October 31, 2005 and management’s assessment of internal control over financial reporting, the completion of which is a necessary prerequisite to the filing of its Annual Report on Form 10-K for such fiscal year. The accounts in question are associated with a subsidiary acquired in the Company’s Security segment in 2004. The Company currently anticipates filing its Annual Report on Form 10-K by February 1, 2006.

PART IV — OTHER            INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

George B. Sundby	415	733-4018

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company issued a preliminary earnings release on December 14, 2005 for the fiscal year ended October 31, 2005, reporting estimated income from continuing operations of $55.1 million, a substantial increase from 2004. Income from continuing operations for fiscal year 2005 included $5.0 million of after-tax benefits from prior year insurance reserve adjustments, a $2.7 million state income tax settlement and a $2.6 million after-tax gain from the sale of the leasehold interest for an off-airport parking facility. These benefits were substantially offset by a $7.0 million after-tax increase in Sarbanes-Oxley Act of 2002 compliance professional fees and a $3.0 million after-tax settlement of former employee litigation. Fiscal year 2004 included a $10.4 million after-tax charge for adverse developments in the Company’s California workers’ compensation claims.

In the December preliminary earnings release, sales and other income for the year ended October 31, 2005 was estimated at $2.59 billion. Net income was estimated at $69.5 million. Net income included an after-tax gain from the sale of the Company’s Mechanical Services subsidiary of $14.2 million.
In connection with the reconciliation of the accounts described in Part III above, the Company has determined that the estimates of cash and cash equivalents contained in this preliminary release will likely be reduced by approximately $6.8 million to approximately $57.2 million at October 31, 2005. The operating profit of the Security segment included in the preliminary numbers ($13.6 million in 2005) may require reduction. Any such reduction would reduce the net income from continuing operations and net income of the Company as a whole from the numbers cited for 2005 above and in the preliminary earnings release, and may otherwise alter the amounts of other items included in the preliminary earnings release.

ABM Industries Incorporated

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date January 18, 2006	By:	/s/ George B. Sundby
George B. Sundby
Executive Vice President and Chief Financial Officer